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                                                                    Exhibit 12.1

Calpine Corporation
RATIO OF EARNINGS TO FIXED CHARGES
YTD 2002

                                                               YEAR ENDED DECEMBER 31,
                                            -----------------------------------------------------
(IN THOUSANDS)                               1998      1999       2000        2001        2002
--------------                              -------   -------   --------   ----------   ---------
COMPUTATION OF EARNINGS:
Pretax income before adjustment for
  minority interests in consolidated
  subsidiaries and income or loss from
  equity investees                           36,106   140,454    537,322      867,407      16,160
Fixed charges                               109,021   165,354    355,093      792,805   1,088,805
Amortization of capitalized interest            136       331        447        2,619      12,475
Distributed income of equity investees       27,717    43,318     29,979        5,983      14,117
Interest capitalized                         (7,000)  (47,300)  (206,973)    (498,723)   (575,446)
Minority interest in pretax income of
  subsidiaries that have not incurred
  fixed charges                                  --       265       (895)          --          --
Distribution of HIGH TIDES                       --    (2,565)   (45,076)    ( 62,412)    (62,632)
-------------------------------------------------------------------------------------------------
Total Earnings                              165,980   299,857    669,897    1,107,679     493,479
COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized           102,732   150,548    288,863      697,220     989,166
Estimate of interest within rental
  expense                                     6,289    12,241     21,154       33,173      37,007
Distributions on HIGH TIDES                      --     2,565     45,076       62,412      62,632
-------------------------------------------------------------------------------------------------
Total fixed charges                         109.021   165,354    355,093      792,805   1,088,805
RATIO OF EARNINGS TO FIXED CHARGES            1.52x     1.81x      1.89x        1.40x       0.45x


For the year ended December 31, 2002, the Company had an earnings-to-fixed-charges coverage deficiency of approximately $595.3 million, primarily as a result of (1) a pre-tax charge to earnings of $404.7 million for equipment cancellation and asset impairment, (2) increased interest costs due to recent debt financings to support our growth, and (3) a significant decrease in electricity prices, gas prices and spark spreads, primarily as a result of weak market fundamentals as compared to the year ended December 31, 2001.